FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 1998

                           Yogen Fruz World-Wide Inc.
                 (Translation of registrant's name into English)

              8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
                    (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F ___x___          Form 40-F_______


     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes_______                 No ___x____


     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

Incorporation by Reference


     This Form 6-K shall be incorporated by reference into the Registration Statement on Form F-4 of the Registrant (No. 333-8078) declared effective by the U.S. Securities and Exchange Commission on February 19, 1998 and into the definitive prospectus of the Registrant dated February 19, 1998 relating to such registration statement.

     Materials relating to Registrant and filed pursuant to this Form 6-K include:

         (a) Material Change report dated March 27, 1998 and accompanying press release dated March 19, 1998.


                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     YOGEN FRUZ WORLD-WIDE INC.



Date  March 30, 1998                 By /s/ Michael Serruya
                                        -----------------------------
                                        Name:  Michael Serruya
                                        Title: Co-President and
                                               Co-Chief Executive Officer